Free Writing Prospectus (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013, and the Product Supplement FX SUN-1 dated June 2, 2014)	Subject to Completion Preliminary Term Sheet dated June 3, 2014	Filed Pursuant to Rule 433 Registration Statement No. 333-190038

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement FX SUN-1.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.35 and $9.45 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2)	$10.000	$
Underwriting discount(1)(2)	$0.175	$
Proceeds, before expenses, to Barclays	$9.825	$

(1)          For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively.

(2)          For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.825 per unit and $0.000 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
June , 2014

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Summary

The Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June     , 2016 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays.

The notes are linked to a Basket of Emerging Market Currencies (the “Exchange Rate Measure”), which measures the value of an approximately equally-weighted investment in the Chinese renminbi, the Indian rupee and the Russian ruble (each, an “Underlying Currency” and together, the “Underlying Currencies”) relative to the euro. If the Underlying Currencies strengthen relative to the euro, the Exchange Rate Measure increases, and if the Underlying Currencies weaken relative to the euro, the Exchange Rate Measure decreases. The notes provide you with a Step Up Payment if the Ending Value of the Exchange Rate Measure is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the value of the Exchange Rate Measure above the Starting Value. If the Ending Value is less than the Starting Value, you may lose up to 10% of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Exchange Rate Measure. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Step Up Payment for the notes.  The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Step Up Payment) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes		Redemption Amount Determination

Issuer:	Barclays Bank PLC (“Barclays”)

On the maturity date, you will receive a cash payment per unit determined as follows:

You will receive the greater of (a) the Minimum Redemption Amount per unit of $9.00 and (b)

The Redemption Amount cannot be less than the Minimum Redemption Amount per unit.

Principal Amount:	$10.00 per unit
Term:	Approximately two years
Exchange Rate Measure:

A Basket of Emerging Market Currencies, which measures the value of an approximately equally-weighted investment in the Chinese renminbi, the Indian rupee and the Russian ruble, relative to the euro, based upon the Exchange Rate of each Underlying Currency.

Exchange Rate:	For each Underlying Currency, the number of units of that Underlying Currency for which one euro can be exchanged.
Initial Exchange Rates:	The Initial Exchange Rate for each Underlying Currency will be its Exchange Rate on the pricing date, as described beginning on page TS-8.
Final Exchange Rates:	The Final Exchange Rate for each Underlying Currency will be its Exchange Rate on the calculation day, as described beginning on page TS-8.
Starting Value:	The Starting Value of the Exchange Rate Measure will be set to 100.00 on the pricing date, as described beginning on page TS-8.
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the Final Exchange Rate of each Underlying Currency, as described beginning on page TS-8. The calculation day is subject to postponement in the event of a Non-Publication Event, as described beginning on page TS-8.

Minimum Redemption Amount:	$9.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Step Up Value:	[110% to 116%] of the Starting Value. The actual Step Up Value will be determined on the pricing date.
Step Up Payment:	[$1.00 to $1.60] per unit, which represents a return of [10% to 16%] over the principal amount. The actual Step Up Payment will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled business day immediately prior to the maturity date
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-15.
Calculation Agents:	Barclays and Merrill Lynch Capital Services, Inc.

Currency-Linked Step Up Notes	TS-2

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-866-500-5408:

¡                  Product supplement FX SUN-1 dated June 2, 2014:

http://www.sec.gov/Archives/edgar/data/312070/000110465914043168/a14-11801_31424b2.htm

¡                  Series A MTN prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

¡                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement FX SUN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

¡                  You anticipate that the Exchange Rate Measure will increase from the Starting Value to the Ending Value. In other words, you anticipate that the Underlying Currencies will strengthen relative to the euro from the pricing date to the calculation day.

¡                  You are willing to risk a partial loss of principal and return if the Exchange Rate Measure decreases from the Starting Value to the Ending Value.

¡                  You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

¡                  You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2 and TS-15.

¡                  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

¡                  You believe that the Exchange Rate Measure will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return. In other words, you anticipate that the Underlying Currencies will weaken relative to the euro or that they will not sufficiently strengthen relative to the euro from the pricing date to the calculation day.

¡                  You seek 100% principal protection or preservation of capital.

¡                  You seek a guaranteed return beyond the Minimum Redemption Amount.

¡                  You seek interest payments or other current income on your investment.

¡                  You seek an investment for which there will be a liquid secondary market.

¡                  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Currency-Linked Step Up Notes	TS-3

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Currency-Linked Step Up Notes

This graph reflects the returns on the notes, based on a Step Up Payment of $1.30 (the midpoint of the Step Up Payment range of [$1.00 to $1.60]) per unit, a Step Up Value of 113% of the Starting Value (the midpoint of the Step Up Value range of [110% to 116%]) and the Minimum Redemption Amount of $9.00 per unit.  The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Step Up Value, Step Up Payment, and whether you hold the notes to maturity.

The following table is based on the Starting Value of 100, a Step Up Value of 113, a Step Up Payment of $1.30 per unit, and the Minimum Redemption Amount of $9.00 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
70.00		-30.00%	$9.00		-10.00%
80.00		-20.00%	$9.00		-10.00%
90.00		-10.00%	$9.00	(2)	-10.00%
95.00		-5.00%	$9.50		-5.00%
100.00	(1)	0.00%	$11.30	(3)	13.00%
105.00		5.00%	$11.30		13.00%
110.00		10.00%	$11.30		13.00%
113.00	(4)	13.00%	$11.30		13.00%
120.00		20.00%	$12.00		20.00%
130.00		30.00%	$13.00		30.00%
140.00		40.00%	$14.00		40.00%
150.00		50.00%	$15.00		50.00%
160.00		60.00%	$16.00		60.00%
170.00		70.00%	$17.00		70.00%

(1)        The Starting Value will be set to 100.00 on the pricing date.

(2)        The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

(3)        This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $1.30.

(4)        This is the hypothetical Step Up Value.

For recent hypothetical values of the Basket, see “The Basket of Emerging Market Currencies” section below. In addition, all payments on the notes are subject to issuer credit risk.

Currency-Linked Step Up Notes	TS-4

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80, or 80% of the Starting Value:
Starting Value: 100
Ending Value: 80
Redemption Amount per unit = the greater of (a)	= $8.00 and (b) $9.00 = $9.00 Redemption Amount per unit

Example 2
The Ending Value is 95, or 95% of the Starting Value:
Starting Value: 100
Ending Value: 95
Redemption Amount per unit = the greater of (a)	= $9.50 and (b) $9.00 = $9.50 Redemption Amount per unit

Example 3
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value: 100.00
Step Up Value: 113.00
Ending Value: 110.00
Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 4
The Ending Value is 140.00, or 140.00% of the Starting Value:
Starting Value: 100.00
Step Up Value: 113.00
Ending Value: 140.00
Redemption Amount per unit

Currency-Linked Step Up Notes	TS-5

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement FX SUN-1 and page S-6 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

¡                 Depending on the performance of the Exchange Rate Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10% of your principal amount.

¡                 Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

¡                 Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.  If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

¡                 Changes in the Exchange Rates of the Underlying Currencies may offset each other.

¡                 The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

¡                 The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

¡                 The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-15. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

¡                 The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

¡                 A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

¡                 Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in the euro, the Chinese renminbi, the Indian rupee and the Russian ruble), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

¡                 The return on the notes depends on the Exchange Rate for each Underlying Currency, which is affected by many complex factors outside of our control.

¡                 The Exchange Rates could be affected by the actions of the governments of China, India, Russia, the European Union and the United States.

¡                 Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current Exchange Rate of any Underlying Currency.

¡                 Suspensions or disruptions of market trading in one or more of the Underlying Currencies, the euro and the U.S. dollar may adversely affect the value of the notes.

¡                 The notes are payable only in U.S. dollars and you will have no right to receive any payments in any Underlying Currency.

¡                 There may be potential conflicts of interest involving the calculation agents, including the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes.  We have the right to appoint and remove the calculation agents.

Currency-Linked Step Up Notes	TS-6

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

¡                 You should consider the U.S. federal income tax consequences of investing in the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-22 of product supplement FX SUN-1.

Additional Risk Factors

Changes in the exchange rates of the Underlying Currencies relative to the U.S. dollar or in the exchange rate of the U.S. dollar relative to the euro may affect the Redemption Amount, particularly during days on which one or both of those exchange rates are not published.

Although the Exchange Rate Measure measures the performance of the Underlying Currencies relative to the euro, the calculation agents will determine the Initial Exchange Rate and the Final Exchange Rate of the Underlying Currencies as described below, based on the exchange rates of the Underlying Currencies relative to the U.S. dollar and the exchange rate of the U.S. dollar relative to the euro.  Accordingly, the return on the notes will be affected by both the exchange rates of the Underlying Currencies relative to the U.S. dollar and the exchange rate of the U.S. dollar relative to the euro. The return on the notes may be lower than if the Exchange Rate Measure were calculated by comparing the Underlying Currencies directly to the euro. During a Non-Publication Event (as defined beginning on page TS-8), the calculation agents may calculate the exchange rates of the Underlying Currencies relative to the U.S. dollar and the exchange rate of the U.S. dollar relative to the euro on different days.  As a result, changes in the value of the Underlying Currencies relative to the U.S. dollar or changes in the value of the U.S. dollar relative to the euro during those days could reduce the Redemption Amount.

The exchange rate of the Chinese renminbi is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily. The initial adjustment of the Chinese renminbi exchange rate occurred on July 21, 2005 and resulted in an approximate 2% revaluation from an Exchange Rate of 8.28 renminbi per U.S. dollar to 8.11 renminbi per U.S. dollar. On March 15, 2014, the People’s Bank of China announced that the daily trading price of the U.S. dollar against the renminbi in the interbank foreign exchange market will be allowed to float within a band of 2% (an increase from the prior band of 1%) around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the price of a foreign currency such as the U.S. dollar traded against the renminbi in the interbank foreign exchange market before the opening of the market each working day, and will make it the central parity for trading against the renminbi on that working day. The People’s Bank of China has stated that it will make adjustments to the renminbi exchange rate band when necessary according to market, economic, and financial developments.

The People’s Bank of China has indicated that an upward revaluation in the value of the Chinese renminbi against the U.S. dollar may be allowed; however, no assurances can be given that this will occur. Despite the change in its exchange rate regime, the Chinese government continues to manage the valuation of the renminbi and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the value of the Exchange Rate Measure. However, further changes in the Chinese government’s management of the renminbi could result in a significant movement in the Exchange Rate. Because the Exchange Rate of the Chinese renminbi depends in part on the exchange rate of the Chinese renminbi relative to the U.S. dollar, a decrease in the value of the renminbi relative to the U.S. dollar, whether as a result of a change in the Chinese government’s management of the renminbi or for other reasons, would result in a decrease in the value of the Exchange Rate of the Chinese renminbi, and consequently, a decrease in the value of the Exchange Rate Measure.

The value of the Russian ruble is subject to risks associated with ongoing conflicts between Russia and Ukraine.

Russia has recently been engaged in an ongoing conflict with its neighbor, Ukraine, over, among other things, control over the territory of Crimea. An escalation of hostilities or other geopolitical developments between Russia and Ukraine and/or other nations may have a material adverse effect on the value of the Russian ruble, including its value relative to the euro and, accordingly, on the value of the Exchange Rate Measure.

Emerging market currencies may carry additional risks.

An investment linked to emerging market currencies involves many risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets, including especially political uncertainty and financial instability; the increased likelihood of restrictions on export or currency conversion in the emerging markets; the greater potential for an inflationary environment in the emerging markets; the possibility of nationalization or confiscation of assets; the greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange controls and taxes; and less liquidity in emerging market currency markets than in those of developed markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. Moreover, the emerging market economies may differ favorably or unfavorably from developed market economies in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Currency-Linked Step Up Notes	TS-7

Currency-Linked Step Up Notes
Linked to a Basket of Emerging Market Currencies, due June , 2016

The Basket of Emerging Market Currencies

The notes are designed to allow investors to participate in the movement of the Exchange Rate Measure.  If the Exchange Rate Measure increases from its Starting Value to its Ending Value (that is, the Underlying Currencies strengthen relative to the euro), the notes provide upside participation at maturity. If the Exchange Rate Measure decreases from its Starting Value to its Ending Value (that is, the Underlying Currencies weaken relative to the euro), the notes provide a 1-to-1 downside exposure, with up to 10% of the principal at risk.

The Exchange Rate Measure is designed to track the value of an approximately equally-weighted investment in the Chinese renminbi, the Indian rupee and the Russian ruble, relative to the euro, based upon the Exchange Rate of each Underlying Currency. The Exchange Rate of each Underlying Currency will be the number of units of the Underlying Currency for which one euro can be exchanged, calculated as described below. Accordingly, an increase in the Exchange Rate of an Underlying Currency means that that Underlying Currency has weakened relative to the euro (and the Exchange Rate Measure will decrease assuming the Exchange Rate of the other Underlying Currencies remain the same); a decrease in the Exchange Rate of an Underlying Currency means that that Underlying Currency has strengthened relative to the euro (and the Exchange Rate Measure will increase assuming the Exchange Rate of the other Underlying Currencies remain the same).

The Starting Value of the Exchange Rate Measure will be set to 100 on the pricing date.

The Ending Value will equal: 100 + 100 x (the sum of the Weighted Return for each Underlying Currency on the calculation day), rounded to two decimal places.

The “Weighted Return” for each Underlying Currency will be determined by the calculation agents as follows:

The “Exchange Rate Weighting” for the Chinese renminbi will be 33.34%, and for each of the Indian rupee and the Russian ruble will be 33.33%.

For each Underlying Currency, the Initial Exchange Rate and the Final Exchange Rate will be its Exchange Rate on the pricing date or calculation day, as applicable, subject to postponement as described below, determined as follows:

•                  Chinese renminbi—the product of:

a)             the Chinese renminbi/U.S. dollar exchange rate (that is, the number of Chinese renminbi for which one U.S. dollar can be exchanged), as reported by Reuters Group PLC (“Reuters”) on page SAEC, or any substitute page thereto, under USD, at approximately 9:15 a.m. in Beijing, China; and

b)             the U.S. dollar/euro exchange rate (that is, the number of U.S. dollars for which one euro can be exchanged), as reported by Reuters on page WMRSPOT, or any substitute page thereto, at approximately 4:00 p.m. in London.

•                   Indian rupee—the product of:

c)              the Indian rupee/U.S. dollar exchange rate (that is, the number of Indian rupees for which one U.S. dollar can be exchanged), as reported by Reuters on page RBIB, or any substitute page thereto, under USD, at approximately 12:30 p.m. in Mumbai, India; and

d)             the U.S. dollar/euro exchange rate, determined as set forth in “b” above.

•                   Russian ruble—the product of:

e)             the Russian ruble/U.S. dollar exchange rate (that is, the number of Russian rubles for which one U.S. dollar can be exchanged), as reported by Reuters on page RUBMCMEEMTA= or any substitute page thereto, at approximately 10:00 a.m. in London, England; and

f)                the U.S. dollar/euro exchange rate, determined as set forth in “b” above.

For an Underlying Currency, if the following events occur (each, a “Non-Publication Event”):

•                  any of the exchange rates applicable to an underlying currency (that is, the exchange rates specified in (a) or (b) above for purposes of the Chinese renminbi, the exchange rates specified in (c) or (d) above for purposes of the Indian rupee, or the exchange rates specified in (e) or (f) above for purposes of the Russian ruble) is not quoted on the applicable page indicated above on the pricing date (for purposes of determining the Initial Exchange Rate); or

•                  the calculation agents determine that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or any of the exchange rates applicable to an Underlying Currency is not quoted on the applicable page indicated above on the scheduled calculation day (for purposes of determining the Final Exchange Rate),

Currency-Linked Step Up Notes	TS-8

Currency-Linked Step Up Notes
Linked to a Basket of Emerging Market Currencies, due June , 2016

then the calculation agents will determine the Initial Exchange Rate or the Final Exchange Rate for that Underlying Currency, as applicable, as follows;

•                  with respect to each exchange rate that is not affected by a Non-Publication Event, the Initial Exchange Rate or the Final Exchange Rate will be based on that unaffected exchange rate as quoted on the pricing date (for purposes of determining the Initial Exchange Rate) or the scheduled calculation day (for purposes of determining the Final Exchange Rate); and

•                  with respect to each exchange rate that is affected by a Non-Publication Event, the calculation agents will determine that exchange rate on the next applicable business day on which that exchange rate is so quoted.

For example, if the U.S. dollar/euro exchange rate is quoted on the applicable page on the scheduled calculation day, but the Chinese renminbi/U.S. dollar exchange rate is not quoted on the applicable page on the scheduled calculation day, then the calculation agents will determine the Final Exchange Rate for the Chinese renminbi based on the product of (i) the U.S. dollar/euro exchange rate as so quoted on the scheduled calculation day and (ii) the Chinese renminbi/U.S. dollar exchange rate on the next applicable business day on which that exchange rate is so quoted.

However, in no event will the determination of the Exchange Rate for any Underlying Currency be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled business day following the pricing date (for purposes of determining the Initial Exchange Rate) or the close of business in New York, New York on the second scheduled business day prior to the maturity date (for purposes of determining the Final Exchange Rate).

If, following a Non-Publication Event and postponement as described above, any of the applicable exchange rates set forth above remains not quoted on the applicable final determination date, the Initial Exchange Rate or the Final Exchange Rate for that Underlying Currency, as applicable, will nevertheless be determined on the final determination date.  The calculation agents, in their sole discretion, will determine the Initial Exchange Rate or the Final Exchange Rate for that Underlying Currency on the applicable final determination date (and, in the case of the Final Exchange Rate, the applicable Weighted Return of that Underlying Currency and the Ending Value) in a manner which the calculation agents consider commercially reasonable under the circumstances.  In making their determination, the calculation agents may take into account spot quotations for the relevant exchange rate that is subject to the Non-Publication Event and any other information that it deems relevant.

The final term sheet will set forth the Initial Exchange Rate for each Underlying Currency and a brief statement of the facts relating to the determination of the Initial Exchange Rate for any Underlying Currency affected by a Non-Publication Event on the pricing date, if any. The Initial Exchange Rate and the Final Exchange Rate for any Underlying Currency that is not affected by a Non-Publication Event will be determined on the pricing date or the scheduled calculation day, as applicable.

Currency-Linked Step Up Notes	TS-9

Currency-Linked Step Up Notes
Linked to a Basket of Emerging Market Currencies, due June , 2016

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places) based on hypothetical Initial Exchange Rates (based on the Exchange Rate of each Underlying Currency as reported on Bloomberg L.P. on May 21, 2014) and assuming hypothetical Final Exchange Rates for each Underlying Currency as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Chinese renminbi	33.34%	8.5476	8.2745	1.10%
Indian rupee	33.33%	80.3767	77.1978	1.37%
Russian ruble	33.33%	46.9807	46.8201	0.11%

The hypothetical Weighted Return for each Underlying Currency is determined as follows:

¡ Chinese renminbi:
¡ Indian rupee:
¡ Russian ruble:

In this case, each Underlying Currency has strengthened relative to the euro.

The hypothetical Ending Value would be 102.59, determined as follows:

100 + 100 x (sum of the Weighted Return for each Underlying Currency), rounded to two decimal places

100 + 100 x (1.10 + 1.37% + 0.11%)%

100 + 100 x (2.59%) = 102.59

Example 2:

Underlying Currency	Exchange Rate Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Chinese renminbi	33.34%	8.5476	8.4115	0.54%
Indian rupee	33.33%	80.3767	82.9215	-1.02%
Russian ruble	33.33%	46.9807	46.6731	0.22%

The hypothetical Weighted Return for each Underlying Currency is determined as follows:

¡ Chinese renminbi:
¡ Indian rupee:
¡ Russian ruble:

In this case, one of the Underlying Currencies (i.e., the Indian rupee) has weakened relative to the euro, but two of the Underlying Currencies (i.e., the Chinese renminbi and the Russian ruble) have strengthened relative to the euro.  Nonetheless, the increase in the Exchange Rates for both the Chinese renminbi and the Russian ruble was not high enough to offset the decrease in the Exchange Rate for the Indian rupee in this approximately equally-weighted Basket, the hypothetical Ending Value would be less than the Starting Value.

The hypothetical Ending Value would be 99.74, determined as follows:

100 + 100 x (sum of the Weighted Return for each Underlying Currency), rounded to two decimal places

100 + 100 x (0.54 -1.02 +0.22)%

100 + 100 x (-0.26%) = 99.74

Currency-Linked Step Up Notes	TS-10

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Historical Data on the Exchange Rates

The following tables show the high and low daily Exchange Rates for each Underlying Currency from the first quarter of 2008 through May 21, 2014.  We obtained this historical data from Bloomberg L.P.  As described above, each Exchange Rate is expressed as the number of units of the applicable Underlying Currency for which one euro can be exchanged.  As a result, the “High” values represent the weakest that the applicable Underlying Currency was relative to the euro for the given quarter, while the “Low” values represent the strongest that the applicable Underlying Currency was relative to the euro for the given quarter. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

Chinese renminbi

		High	Low
2008	First Quarter	11.20	10.41
	Second Quarter	11.15	10.58
	Third Quarter	10.93	9.55
	Fourth Quarter	9.99	8.53

2009	First Quarter	9.52	8.56
	Second Quarter	9.73	8.84
	Third Quarter	10.10	9.49
	Fourth Quarter	10.32	9.73

2010	First Quarter	9.92	9.12
	Second Quarter	9.29	8.14
	Third Quarter	9.14	8.36
	Fourth Quarter	9.49	8.68

2011	First Quarter	9.34	8.56
	Second Quarter	9.66	9.11
	Third Quarter	9.39	8.60
	Fourth Quarter	9.02	8.13

2012	First Quarter	8.48	8.00
	Second Quarter	8.41	7.86
	Third Quarter	8.27	7.73
	Fourth Quarter	8.27	7.89

2013	First Quarter	8.48	7.95
	Second Quarter	8.21	7.89
	Third Quarter	8.29	7.86
	Fourth Quarter	8.41	8.15

2014	First Quarter	8.62	8.17
	Second Quarter (through May 21, 2014)	8.69	8.49

Currency-Linked Step Up Notes	TS-11

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Indian rupee

		High	Low
2008	First Quarter	64.32	57.22
	Second Quarter	67.91	62.24
	Third Quarter	69.19	63.11
	Fourth Quarter	69.71	61.03

2009	First Quarter	68.88	62.31
	Second Quarter	68.33	64.59
	Third Quarter	70.99	67.03
	Fourth Quarter	70.18	66.83

2010	First Quarter	66.78	60.52
	Second Quarter	60.48	55.98
	Third Quarter	61.18	57.42
	Fourth Quarter	62.91	59.10

2011	First Quarter	64.03	58.47
	Second Quarter	66.36	62.97
	Third Quarter	66.90	62.26
	Fourth Quarter	71.05	65.15

2012	First Quarter	69.51	64.07
	Second Quarter	71.61	66.86
	Third Quarter	71.50	67.25
	Fourth Quarter	72.86	66.96

2013	First Quarter	72.88	69.50
	Second Quarter	79.11	69.66
	Third Quarter	91.81	76.61
	Fourth Quarter	85.49	82.87

2014	First Quarter	86.29	82.30
	Second Quarter (through May 21, 2014)	84.56	80.35

Currency-Linked Step Up Notes	TS-12

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Russian ruble

		High	Low
2008	First Quarter	37.12	35.81
	Second Quarter	37.25	36.50
	Third Quarter	37.13	35.94
	Fourth Quarter	41.81	34.02

2009	First Quarter	46.80	39.01
	Second Quarter	44.92	43.15
	Third Quarter	46.04	43.71
	Fourth Quarter	45.04	42.52

2010	First Quarter	43.41	39.35
	Second Quarter	39.72	37.45
	Third Quarter	41.64	38.73
	Fourth Quarter	43.26	39.79

2011	First Quarter	40.89	39.31
	Second Quarter	40.88	39.52
	Third Quarter	43.64	39.48
	Fourth Quarter	43.44	40.67

2012	First Quarter	41.53	38.43
	Second Quarter	41.81	38.48
	Third Quarter	41.00	38.97
	Fourth Quarter	40.82	39.74

2013	First Quarter	40.88	39.55
	Second Quarter	43.49	39.94
	Third Quarter	44.39	42.24
	Fourth Quarter	45.38	43.37

2014	First Quarter	50.96	45.10
	Second Quarter (through May 21, 2014)	50.00	46.98

Currency-Linked Step Up Notes	TS-13

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

While historical information on the Exchange Rate Measure will not exist before the pricing date, the following graph shows the hypothetical monthly historical values of the Exchange Rate Measure from January 2008 through April 2014, based upon historical Exchange Rates of the Underlying Currencies as of the end of each month.  For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2007 and the value of the Exchange Rate Measure as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The Basket of Emerging Market Currencies” above.  We obtained this historical data on the Exchange Rates for the Underlying Currencies from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

This historical data on the Exchange Rate Measure in the table and graph above is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth above is not an indication that the value of the Exchange Rate Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the values and trading patterns of the Exchange Rates.

Currency-Linked Step Up Notes	TS-14

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Exchange Rate Measure and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Exchange Rate Measure.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date will be based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Exchange Rate Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Exchange Rate Measure, the tenor of the note and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-14 of product supplement FX SUN-1.

Currency-Linked Step Up Notes	TS-15

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement FX SUN-1.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the product supplement FX SUN-1.  In addition, this discussion applies to you only if you are an initial purchaser of the notes; if you are a secondary purchaser of the notes, the tax consequences to you may be different.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  This opinion assumes that the description of the terms of the notes in this preliminary term sheet is materially correct.

Under applicable U.S. Treasury Regulations governing debt instruments with payments denominated in, or determined by reference to, more than one currency, the notes will not be foreign currency denominated debt instruments because the “predominant” currency of the notes is the U.S. dollar.  Accordingly, we will treat the notes as being denominated in U.S. dollars, and we will treat payments on the notes determined by reference to the performance of the Exchange Rate Measure as contingent payments under the special federal income tax rules applicable to contingent payment debt instruments.  Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield for the notes and pay tax accordingly, even though you will not receive any payments from us until maturity.  This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.  In addition, any gain you may recognize on the sale or maturity of the notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss.  If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If the notes were priced on May 28, 2014, the comparable yield for the notes would be a rate of 0.75% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above. Based on the comparable yield set forth above, the projected payment schedule for the notes (assuming an issue price of $10) consists of a single projected amount equal to $10.15 due at maturity.  The comparable yield and the projected payment schedule for the notes will be updated in the final term sheet.

If you purchase your notes for an amount that differs from the principal amount of the notes, you may be subject to special tax rules as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your notes, please see the discussion under the heading “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement FX SUN-1.

Non-U.S. Holders.  Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Currency-Linked Step Up Notes	TS-16

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due June , 2016

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Currency-Linked Step Up Notes	TS-17